
SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 3 2006
DIVISION OF MARKET REGULATION
BRANCH



06008832

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36747

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/04 (MM/DD/YY) AND ENDING 10/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TD Securities (USA) LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31 West 52nd Street
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Stroud **(212) 827-7508**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP **Ernst & Young LLP**
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
AUG 0 2 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

OATH OR AFFIRMATION

I, Peter Stroud, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

TD Securities (USA) LLC, as

of October 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President, Director

Title

Notary Public

CaroLAnn Gipson
Notary Public State of New York
ID# 01SL6006467
Qualified in Kings County
My Commission Expires 5/4/06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement of Financial Condition

TD Securities (USA) LLC

October 31, 2005

TD Securities

Report of Independent Registered Public Accounting Firm

The Shareholder and Board of Directors of
TD Securities (USA) LLC.

We have audited the accompanying Consolidated Statement of Financial Condition of TD Securities (USA) LLC (the Company) as of October 31, 2005. This Statement of Financial Condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this Statement of Financial Condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Financial Condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the consolidated financial position of TD Securities (USA) LLC at October 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Ernst + Young LLP

December 22, 2005

TD Securities (USA) LLC
Consolidated Statement of Financial Condition

October 31, 2005

	(dollars in thousands)
Assets	
Cash	$ 18,349
Securities deposited in special reserve bank account for the exclusive benefit of customers	9,804
Receivable from brokers, dealers, and clearing organizations	126,549
Receivable from customers	45,144
Receivable from affiliates	2,345
Securities and other financial instruments owned, at fair value	4,376,458
Securities owned, pledged to creditors or clearing brokers, at fair value	15,872
Securities purchased under agreements to resell	2,951,064
Securities borrowed	1,520,331
Fixed assets (net of accumulated depreciation of $19,300)	2,305
Taxes Receivable	33,839
Other assets	23,339
	$9,125,399
Liabilities and stockholder's equity	
Bank loan payable to affiliates	$3,556,404
Bank loan payable	15,251
Payable to brokers, dealers, and clearing organizations	218,769
Payable to customers	19,910
Securities sold under agreements to repurchase	3,799,871
Securities sold, but not yet purchased, at market	70,077
Accrued expenses and other liabilities	139,428
	7,819,710
Liabilities subordinated to claims of general creditors	1,085,000
Stockholder's equity	
Common stock ($.01 par value; 1,000 shares authorized; 500 shares issued and outstanding)	-
Additional Paid-in capital	136,504
Retained earnings	84,185
Total stockholder's equity	220,689
Total liabilities and stockholder's equity	$9,125,399

See accompanying notes

1. Organization and Basis of Presentation

TD Securities (USA) LLC ("TDSL") is a wholly-owned subsidiary of Toronto Dominion Holdings II Inc. (the "Parent"), which is a wholly-owned subsidiary of The Toronto-Dominion Bank (the "Bank").

The Consolidated Statement of Financial Condition include the accounts of TDSL and its wholly owned subsidiary, TD Professional Execution, Inc. ("TDPE", collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

TDSL operates as a broker-dealer in U.S. debt, corporate debt, equity and money market securities. TDSL also acts as principal and an agent in the underwriting, distribution and private placement of debt and equity securities and other financial instruments. TDSL is registered with the National Association of Securities Dealers, Inc. ("NASD").

National Investor Services Corp., Inc. and Goldman Sachs and Co., both U.S. broker-dealers, act as clearing agents for the majority of TDSL's trading activities. Additionally, TDSL clears certain fixed income securities through the Bank and The Bank of New York.

TDPE operates as a broker-dealer in U.S. options. TDPE's primary business function is executing equities and equity option trading transactions on behalf of other broker dealers including affiliates. TDPE is registered with the Chicago Board of Options Exchange ("CBOE") and is a member of the NASD.

The Consolidated Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the Consolidated Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies

Resale and Repurchase agreements

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements"), which are treated as financing transactions and are collateralized primarily by U.S. Treasury securities, are carried at their contractual amounts, plus accrued interest. When specific conditions are met, including the existence of a legally enforceable master netting agreement, balances relating to resale and repurchase agreements are netted by counterparty on the Consolidated Statement of Financial Condition.

In the normal course of business, the Company obtains securities under resale and securities borrowed agreements on terms that permit it to repledge or resell the securities

to others. At October 31, 2005, the Company obtained and had available securities with a fair value of approximately $7.7 billion on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales. On the Consolidated Statement of Financial Condition, such amounts are reported net of approximately $3.3 billion of principal balances pursuant to legally enforceable master netting agreements.

Securities-Lending and Borrowing Activities

Securities borrowed and loaned, generally collateralized by cash, are treated as collateralized financing transactions (except where letters of credit or other securities are used as collateral) and are recorded at the amount of collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Counterparties are principally other brokers and dealers and financial institutions.

Securities Transactions

Securities and other financial instruments transactions as well as related revenues and expenses are recorded on a trade date basis. All such securities and other financial instruments are carried at fair value on the Consolidated Statement of Financial Condition. Fair value is generally based upon quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors, including dealer price quotations or price activity of similar instruments.

All assets and liabilities of the Company which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" are carried at amounts which approximate their fair value.

Derivative Financial Instruments

Derivatives are financial instruments, which include option, futures, and forward contracts, whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded on an exchange or over-the-counter. Exchange-traded derivatives are standardized and include option and futures contracts. Over-the-counter derivative contracts are individually negotiated between contracting parties and relate specifically to forward contracts. The Company records its derivative activities at fair value in securities owned in the statement of financial condition and unrealized gains and losses are recognized in net gain from principal transactions in securities in the statement of operations.

The Company enters into transactions in option, futures, and forward contracts with off-balance sheet risk in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market and interest rate risk, and in connection with its normal proprietary trading activities.

The Company also uses derivatives to hedge the interest rate and currency exposure on certain loans from its affiliate and market exposure on certain compensation liabilities. The company uses fair value hedges to convert a substantial portion of its fixed-rate debt to floating interest rates and cash flow hedge to hedge against the exposure on long term compensation plans.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations. Generally, securities transactions settle within three business days after trade date.

Investment Banking

Private placement and syndication fees are recorded at the time the placement or syndication is completed. Underwriting fees are recorded when underwritten securities are brought to market.

Depreciation

Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over estimated useful lives of three to five years.

3. Securities and Other Financial Instruments Owned and Securities Sold, Not Yet Purchased

Securities and other financial instruments owned, including those pledged to creditors or clearing brokers and securities held in special reserve account for the exclusive benefit of customers, and securities sold but not yet purchased at October 31, 2005, consist of the following at fair value:

	Owned	Sold, But Not Yet Purchased
	($ in thousands)	
U.S. Government Bonds	$ 27,842	$ 9,739
U.S. Corporate and Convertible Bonds	467,557	—
U.S. Common and Preferred Shares	3,876,260	37,048
Exchange Traded Equity Options	29,993	22,872
Over the Counter Derivative Contracts	482	418
	$ 4,402,134	$ 70,077

Securities owned, pledged to creditors or clearing brokers, represent proprietary positions, which have been pledged as collateral to counterparties or to clearing brokers. Such collateral is pledged on terms that permit the counterparty or clearing broker to sell or repledge the securities to others subject to certain limitations.

4. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations, at October 31, 2005 consist of:

	Receivable	Payable
	($ in thousands)	
Securities failed-to-deliver/receive	$ 86,894	$ 175,392
Receivable from/payable to clearing brokers	39,655	43,377
	$ 126,549	$ 218,769

These amounts arise from securities transactions executed for customers or the proprietary trades of the Company. The Company may be exposed to settlement risk associated with these transactions in the event its clearing agents or customers are unable to satisfy their contracted obligations.

5. Related Party Transactions

The Company maintains demand deposit bank accounts with the Bank. At October 31, 2005, the balances in these bank accounts totaled approximately $4.5 million.

In the normal course of business, the Company trades securities with the Bank and its affiliates. As of October 31, 2005, the Company has a payable of approximately $93.9 million owed to its affiliates for the related trading activity.

The Company acts as an agent on behalf of the Bank and its subsidiaries in connection with asset management related to proprietary trading activities and the distribution of certain financial instruments. The Company also syndicates loans which the Bank and its subsidiaries participate in and performs financing transactions with affiliates. In connection with such asset management and loan origination and syndication activities, the Company had accrued approximately $2.3 million of commission and fees which are reflected as receivable from affiliates on the Consolidated Statement of Financial Condition.

During the year the company entered into certain repurchase and resale agreements with the Bank. At October 31, 2005, the aggregate fair values of such securities sold under agreements to repurchase and the securities purchased under agreements to resell, including accrued interest, were approximately $3,543.5 million and $538.7 million respectively.

Furthermore, the aggregate contract values of such securities sold under agreements to repurchase and of such securities purchased under agreements to resell, including accrued interest, were approximately $3,544.5 million and $541.6 million respectively.

The Company has an existing $5.0 billion unsecured line of credit agreement with the TD Cayman branch, of which is undrawn as of October 31, 2005. Loans drawn under the line of credit bear interest at current money market rates.

In addition the Company has an additional $3.6 billion payable to TD Delaware included in the Bank loan payable to affiliate related to funding activities for operations of the company.

The Company had an increase in additional paid in capital in the amount of approximately $33.6 million. The increase was the result of an extinguishment of a liability due to the Bank.

6. Employee Benefit Plans

The Bank has a noncontributory defined benefit pension plan (the "Plan") which covers full-time employees of the Company, TD Equity Options ("TDEO"; a subsidiary of the Bank) and the Bank between the ages of 21 and 65. The cost of pension benefits for eligible employees, measured by length of service, compensation and other factors, is currently being funded through a trust (the "Trust") established under the Plan. Funding of retirement costs for the Plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements.

The Bank also provides postretirement medical, dental, and life insurance (the "Postretirement Plan"), which covers full-time employees of the Company, TDEO and the Bank upon reaching normal retirement age.

The following tables set forth the financial position of the Plan and the Postretirement Plan at October 31, 2005. Change in benefit obligations and Reconciliation of funded status represent the obligations of the Company related to the Plan and the Postretirement Plan. Change in plan assets represent assets of the Plan and are for the benefit of employees of both the Bank and the Company.

	Year ended October 31, 2005	
	Pension Benefit Plan	Postretirement Benefit Plan
	($ in thousands)	
Change in benefit obligation		
Benefit obligation at beginning of year	$ 16,597	$ 8,243
Service cost	951	489
Interest cost	943	426
Actuarial losses (gains)	1,082	(314)
Plan amendments	–	–
Benefits paid	(376)	(165)
Benefit obligation at end of year	$ 19,197	$ 8,679
Change in plan assets		
Fair value of plan assets at beginning of year	$ 18,596	$ –
Actual return on plan assets	1,138	–
Company contributions	–	–
Benefits paid	(551)	–
Fair value of plan assets at end of year	$ 19,183	$ –

	Year ended October 31, 2005	
	Pension Benefit Plan	Postretirement Benefit Plan
	($ in thousands)	
Reconciliation of funded status		
Funded (underfunded) status of the plan	$ (5,462)	$ (7,265)
Unrecognized net actuarial (gain)/loss	1,747	646
Unrecognized prior service cost	116	855
Accrued benefit cost	$ (3,599)	$ (5,764)
Weighted-average assumptions as of October 31, 2005		
Discount rate	6.00%	6.00%
Expected return on plan assets	7.25%	–
Rate of compensation increase	4.50%	4.50%

Plan assets within the Trust consist principally of balanced mutual funds of stocks and bonds.

Plan assets as of October 31, 2005 and the actual return on investments during fiscal 2005 were allocated between the Company and the Bank in proportion to their projected benefit obligation as of October 31, 2005.

There were no changes in the actuarial cost methods from the previous valuation. The remaining prior service cost is being amortized over sixteen years. Gains and losses are being amortized using the corridor method.

Total expense (income) recorded by the Company related to the Plan and the Postretirement Plan for the year ended October 31, 2005 consisted of the following components:

	Year ended October 31, 2005	
	Pension Benefit Plan	Postretirement Benefit Plan
	($ in thousands)	
Service cost	$ 951	489
Interest cost	943	426
Expected return on plan assets	(805)	–
Amortization of prior service cost	19	80
Recognition Prior Service Cost	17	116
Benefit cost	$ 1,125	$ 1,111

For measurement purposes, a 10% annual rate of increase in the per capita cost of health care benefits was assumed for the year 2005-2006. The rate is assumed to decrease gradually to 5.0% for 2013-2014 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
	($ in thousands)	
Effect on total of service and interest cost components for year ended October 31, 2005	$ 343	(263)
Effect on postretirement benefit obligation	2,434	(1,936)

The Bank also has a defined contribution retirement plan (401(k) savings plan) covering most of the employees of the Company, TDEO and the Bank. The defined contribution expense recorded by the Company was approximately $1.3 million in 2005.

7. Subordinated Loans

The Company owes its Parent the following amounts pursuant to subordination agreements approved by the NASD:

	Amount	Maturity	Rate
$	25,000,000	06/30/07	1-month LIBOR + 1/8 of 1%
	75,000,000	09/30/07	1-month LIBOR + 1/8 of 1%
	60,000,000	11/30/07	1-month LIBOR + 1/8 of 1%
	50,000,000	07/30/08	1-month LIBOR + 1/8 of 1%
	150,000,000	11/30/05	1-month LIBOR + 1/8 of 1%
	225,000,000	05/31/07	1-month LIBOR + 1/8 of 1%
	500,000,000	05/31/07	1-month LIBOR + 1/8 of 1%

The subordinated loans are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule.

For the year ended October 31, 2005, the Company was charged approximately $33.7 million in interest by the Parent on the above loans. Included in accrued expenses and other liabilities as of October 31, 2005 is approximately $0.1 million of interest payable to the Parent for such subordinated loans.

8. Income Taxes

The Company, its Parent, and its affiliates file a consolidated U.S. federal income tax return. Pursuant to a tax-sharing arrangement, Toronto Dominion Holdings (USA), Inc. arranges for the payment of U.S. federal income taxes on behalf of the entire consolidated group. The Company reimburses or receives payment on a current basis from Toronto Dominion Holdings (USA), Inc. based upon its U.S. federal tax liability calculated as if it were to file a separate tax return. Since the TDSL is treated as a disregarded entity for tax purposes, TDSL files a state and local income tax return with its Parent. TDPE files a combined state & local tax return with its Parent.

Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of FASB Statement No. 109 (FAS 109), "Accounting for Income Taxes." The Company recognizes the federal, state and local deferred taxes associated with such temporary differences. The net deferred tax asset consists of deferred compensation, amortization and other temporary items. The Company has not recorded an associated valuation allowance because management believes it is more likely than not that the company will realize the deferred tax asset.

The significant components of the benefit from income taxes for October 31, 2005 consists of the following (dollars in thousands):

Current	
Federal	$10,004
State and local	4,378
Total Current	14,382
Deferred	
Federal	(3,860)
State and local	(1,927)
Total Deferred	(5,787)
	$ 8,595

The difference between the Company's effective income tax rate and the federal statutory tax rate is primarily due to state and local taxes.

9. Regulatory Requirements

As a registered broker-dealer and member of the NASD, TDSL is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission ("SEC") and has elected to compute its net capital in accordance with the "Alternative Net Capital Requirement" of this rule. In accordance with such requirements, the Company must maintain net capital in excess of the greater of $1,000,000 or 2% of aggregate debit items, as defined.

At October 31, 2005, the TDSL's net capital, as defined, was approximately $778.3 million, which exceeded the minimum requirement by approximately $777.3 million. The percentage of net capital to aggregate debit items was 1,550%.

As of October 31, 2005, U.S. Treasury securities with a market value of approximately $9.8 million have been segregated in a special reserve bank account for the exclusive benefit of customers, in accordance with Rule 15c3-3 of the SEC.

TDPE, as a registered broker of CBOE, is subject to Uniform Net Capital Rule of the SEC and has elected to compute its net capital in accordance with the "Alternative Net Capital Requirement" of this rule. In accordance with such requirements, the Company must maintain net capital in excess of the greater of $250,000 or 2% of aggregate debit items, as defined. At October 31, 2005, TDPE's net capital, as defined, was approximately $6.3 million, which exceeded the minimum requirement by approximately $6.1 million.

10. Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's activities involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company enters into off-balance sheet transactions in relation to its proprietary trading activities to reduce its exposure to market risk. Transactions include the sale and purchase of exchange traded options and futures contracts and other agreements to exchange payments based on a gross contractual amount. Off-balance sheet contracts are valued at fair value and the related profit or loss is reflected in net gain from principal transactions in securities on the Consolidated Statement of Operations. The Company monitors its positions continuously to reduce the risk of future loss due to changes in market value of its financial instruments or failure of counterparties to perform. Transactions in futures contracts are conducted through regulated exchanges which have margin requirements, and are settled in cash on a daily basis for the net gain or loss, thereby minimizing credit risk.

The Company's financing activities require that it accept and pledge securities as collateral for secured financing such as securities purchased under agreements to resell and securities sold under agreements to repurchase. The Company monitors the market value of such collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when exposure to loss exists.

In the event the counterparty is unable to meet its contractual obligation to return the securities, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices.

The Company conducts business with banks and other brokers and dealers located primarily in the New York metropolitan area and Canada on behalf of its customers and for its own account. The Company's customer base and trade counterparties are located primarily in the United States and Canada.

Securities sold but not yet purchased represent obligations to purchase specified securities at a contracted price. Accordingly, these transactions may result in unrecorded market risk, as the Company's obligation to purchase these securities in the market may exceed the amount recognized in the statement of financial condition.

Each of the Company's clearing brokers extends credit to the Company, based upon both the market value and the profile of the securities which each of the clearing brokers holds in a custody arrangement for the Company.

11. Commitments and Contingencies

The Company leases office space under a non-cancelable operating lease that expires in the year 2021, with provision for renewal. The rent expense for 2004 was $7.8 million. Rental payments may be adjusted for increases in operating expenses and real estate taxes.

Future minimum payments under the Company's lease as of October 31, 2005 are as follows for the below fiscal years:

2006	$ 6,127
2007	4,996
2008	4,996
2009	4,996
2010	4,996
Thereafter	59,394
Total	$ 85,505

In the normal course of its business, the Company has been named a defendant in a number of lawsuits and other legal proceedings. After considering all relevant facts, available insurance coverage and the advice of counsel, in the opinion of the Company such litigation will not, in the aggregate, have a material adverse effect on the Company's consolidated financial position, but may be material to the Company's operating results for any particular period, depending on the level of income for such period.

For further information please contact:

Brendan J. O'Halloran, Vice Chair and Regional Head
TD Securities (USA) LLC
31 West 52nd Street
New York, NY 10019